Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						THREE MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				MARCH 31,
(in thousands, except ratio)	2010	2011	2012	2013	2014	2015
(Loss) income from continuing operations before taxes	$(80,497)	$(32,732)	$43,967	$195,691	$284,464	$41,341
Share of distributed loss (income) of
50%-or-less-owned affiliates,
net of equity pickup	3,705	976	(1,218)	(1,202)	(1,414)	(216)
Amortization of capitalized interest	40,791	32,068	40,612	52,362	50,597	9,793
Interest	55,615	56,635	59,503	68,184	69,802	16,493
Less: interest capitalized during the period	(31,221)	(38,032)	(42,327)	(59,208)	(68,788)	(16,063)
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442	667
(LOSS) EARNINGS	$(7,874)	$21,275	$102,513	$258,009	$337,103	$52,015

Interest	$55,615	$56,635	$59,503	$68,184	$69,802	$16,493
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442	667
FIXED CHARGES	$59,348	$58,995	$61,479	$70,366	$72,244	$17,160

(DEFICIENCY) SURPLUS	$(67,222)	$(37,720)	$41,034	$187,643	$264,859	$34,855

Ratio of earnings to fixed charges	-	-	1.67	3.67	4.67	3.03